Eric C. Jensen +1 650 843 5049 ejensen@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

April 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Stephen Kirkorian, Accounting Branch Chief
Edwin Kim, Staff Attorney
Morgan Youngwood, Staff Accountant

RE:	DocuSign, Inc.
Registration Statement on Form S-1
File No. 333-223990

Ladies and Gentlemen:

On behalf of DocuSign, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-223990), initially filed with the Commission on March 28, 2018, as amended (the “Registration Statement”). We are providing this letter to supplement the Company’s response to prior comment number 7 from the Staff received by letter dated March 22, 2018, which sets forth the historical information with respect to the estimated fair value of the Company’s common stock used in estimating the fair value on the date of grant for restricted stock units (“RSUs”) granted after January 31, 2017.

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $24.00 to $26.00 per share (the “Preliminary IPO Price Range”) for its IPO. As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, performance of recent initial public offerings and input received from the lead underwriters, including discussions that took place during meetings of the pricing committee (the “Pricing Committee”) of the Company’s board of directors (the “Board”) on March 27, 2018 and April 12, 2018 that included representatives of the underwriters. Prior to March 27, 2018, the Company and underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. In determining the Preliminary IPO Price Range, the underwriters focused on a number of valuation methodologies to triangulate the valuation, including relevant trading multiples.

Historical Fair Value Determination and Methodology

RSUs Granted Prior to January 31, 2018

As stated in the Registration Statement, for RSUs granted prior to January 31, 2018, the Company accounts for stock-based compensation expense based on the estimated grant date fair value, and the Company recognizes the fair value of RSUs based upon the probability of the performance conditions

Cooley LLP     3175 Hanover Street     Palo Alto, CA     94304-1130

t: (650) 843-5000     f: (650) 849-7400     cooley.com

U.S. Securities and Exchange Commission

April 23, 2018

Page Two

being met. As stated in the Registration Statement, the RSUs granted prior to January 31, 2018 vest upon the satisfaction of both service-based and performance-based vesting conditions. The service-based condition is typically over a four-year service period. The performance-based requirement is satisfied on the earlier of: (1) a change in control or (2) the effective date of the registration statement for the Company’s initial public offering. The RSUs then vest on the first date upon which both the service-based and liquidity event requirements are satisfied. As noted in the Registration Statement, an effective registration statement related to the Company’s initial public offering is not deemed probable until consummated, so no stock-based compensation expense has been recognized for these RSUs.

Once the Company recognizes stock-based compensation expense for these RSUs, it will be recognized in the quarter in which the liquidity event occurs, and the expense will be recognized based on the fair value at the time of grant. For RSUs granted for which the service condition has been met at the time of the IPO, the Company will recognize stock-based compensation expense using the accelerated attribution method with cumulative catch-up.

RSUs Granted After January 31, 2018

On March 15, 2018 and March 17, 2018, the Company granted RSUs that do not contain a performance-based condition related to a change in control or an initial public offering, but do contain a service-based condition, which is typically over a four-year service period. Due to the proximity of the grant date to the anticipated IPO date, the Board did not update its prior valuation, and the Company determined to recognize stock-based compensation expense for these RSUs based on the price of shares sold in the IPO in the first quarter of fiscal year 2019, assuming the Registration Statement is declared effective during the quarter.

January 2018 Grants

On January 13, 2018, the Board determined that the estimated fair value of the Company’s common stock was $19.14 per share. The Board based this determination on several factors, including a valuation prepared by an independent third-party valuation firm with the assistance of management as of November 1, 2017 (the “November 2017 Valuation”), which was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and the Company’s continued preparations for a potential IPO, and determined at the time of grant that there were no material changes in the Company’s business since November 1, 2017, or in the assumptions upon which the November 2017 Valuation was based, that affected the fair value of the Company’s common stock on the grant date.

March 2018 Grants

On March 15, 2018 and March 17, 2018, the Board granted RSUs, but did not make a concurrent determination of the estimated fair value of the Company’s common stock, as the Company intends to recognize the stock-based expense based on the price of shares sold in the IPO, given the proximity in time of the grants and the anticipated date of the IPO. Given that these grants occurred after the date of the financial statements included in the Registration Statement, the fair value used for these awards have no impact on the financial statements set forth in the Registration Statement.

Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $24.00 to $26.00 per share. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company, the Pricing Committee and representatives of the underwriters, which took place on March 27, 2018 and April 12, 2018. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.

Cooley LLP     3175 Hanover Street     Palo Alto, CA     94304-1130

t: (650) 843-5000     f: (650) 849-7400     cooley.com

U.S. Securities and Exchange Commission

April 23, 2018

Page Three

The Company believes the following factors explain the difference between the fair value of the Company’s common stock in the November 2017 Valuation and the Preliminary IPO Price Range.

•	The Company completed its year ended January 31, 2018, in which the Company reported revenue of $518.5 million, compared to $381.5 million for the year ended January 31, 2017, representing year-over-year growth of approximately 52% and exceeding internal projections, and net loss of $52.3 million for the year ended January 31, 2018, compared to $115.4 million for the year ended January 31, 2017, which was also significantly better than internal projections.

•	The Preliminary IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the equity grant dates described above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. This illiquidity also accounts for a substantial difference between the estimated fair values for the grants described above and the Preliminary IPO Price Range. The Company respectfully submits that the discount for lack of marketability of 7.0% utilized for the November 2017 Valuation is reasonable and appropriate given the Company’s growth and the prospects for an IPO.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation, which is reflected in the Preliminary IPO Price Range.

•	Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility and resulting in a higher valuation, which is reflected in the Preliminary IPO Price Range.

•	Recent performance of initial public offerings generally, including several issuers in the Company’s industry.

•	Input received from the lead underwriters, including discussions that occurred on March 27, 2018 and April 12, 2018.

Based on the above analysis, the Company respectfully submits to the Staff that, the determination of the fair value of its common stock described above was consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Notwithstanding the foregoing, the Company expects to recognize its stock-based compensation expense with respect to such awards based upon the price of shares sold in the IPO for the March 2018 grants. In addition, given that the stock-based compensation expense with respect to the January 2018 grants will not be recognized until after the IPO, the Company may, with the benefit of hindsight, record such expense at a greater value.

* * * * *

Cooley LLP     3175 Hanover Street     Palo Alto, CA     94304-1130

t: (650) 843-5000     f: (650) 849-7400     cooley.com

U.S. Securities and Exchange Commission

April 23, 2018

Page Four

Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Reginald D. Davis, DocuSign, Inc.
Yanira Wong, DocuSign, Inc.
David Peinsipp, Cooley LLP
Carlton Fleming, Cooley LLP
David R. Ambler, Cooley LLP
Sarah K. Solum, Davis Polk & Wardwell LLP

Cooley LLP     3175 Hanover Street     Palo Alto, CA     94304-1130

t: (650) 843-5000     f: (650) 849-7400     cooley.com